TSX: ERO
NYSE: ERO

May 5, 2025

Ero Copper Reports First Quarter 2025 Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three months ended March 31, 2025. Management will host a conference call tomorrow, Tuesday, May 6, 2025, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Consolidated first quarter copper production was 12,424 tonnes, reflecting the continued commissioning and ramp-up of the Tucumã Operation.
◦The Tucumã Operation produced 5,067 tonnes of copper in concentrate, with more than half of production occurring in March following the completion of planned maintenance in January and February.
◦The Caraíba Operations produced 7,357 tonnes of copper in concentrate at an average C1 cash cost(*) of $2.22 per pound.
•Gold production during the quarter was 6,638 ounces at an average C1 cash cost(*) and All-in Sustaining Cost ("AISC")(*) of $1,100 and $2,228 per ounce, respectively.
•Quarterly financial performance reflected higher metals prices and increased production from the Tucumã Operation, which contributed to quarter-on-quarter improvements in net income and adjusted EBITDA(*)
◦Net income attributable to the owners of the Company of $80.2 million ($0.77 per share on a diluted basis).
◦Adjusted net income attributable to the owners of the Company(*) of $35.8 million ($0.35 per share on a diluted basis).
◦Adjusted EBITDA(*) of $63.2 million.

(*) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•In March 2025, the Company entered into an agreement with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc., that effectively extends the gold delivery threshold under the June 2021 Precious Metals Purchase Agreement (the "Xavantina Gold Stream") from 93,000 to 160,000 ounces before the stream percentage decreases from 25% to 10% of gold produced over the remaining life of mine. In exchange, the Company received $50 million in upfront cash, bringing total proceeds under the streaming agreements to $160 million. For more information, please see the Company's press release dated March 31, 2025.
•At quarter-end, available liquidity was $115.6 million, including $80.6 million in cash and cash equivalents and $35.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility").
•The Company is reaffirming its 2025 production, operating cost and capital expenditure guidance.
◦The Tucumã Operation remains on track to achieve commercial production in H1 2025, following the successful completion of repairs to and commissioning of the third tailings filter in April 2025.
◦At the Caraíba Operations, the Company achieved targeted mining rates at the Pilar Mine in March 2025 and completed mobilization of a second underground development contractor during the quarter. These milestones are expected to support sequential growth in production volumes through the rest of the year.
◦At the Xavantina Operations, ongoing investments in mine modernization and mechanization are anticipated to support sequential increases in mined and processed volumes through the remainder of the year. Gold grades are also expected to improve, supporting higher production levels and lower unit costs.
Makko DeFilippo, President and Chief Executive Officer, commented: "We remain laser-focused on the execution of our 2025 strategy and are encouraged by the positive momentum across our portfolio, evidenced by strong late-quarter performance, particularly at Tucumã.
"At Caraíba, mining rates at the Pilar Mine are now tracking to plan, supported by the successful mobilization of a second development contractor during the quarter - an important step toward improving operational flexibility for the balance of the year. At Xavantina, our capital investments in growth and asset integrity, which we are advancing through our partnership with Royal Gold, are showing early signs of success. In parallel, we continue to advance the step-change growth opportunity we see at Furnas, where drilling is progressing well with eight rigs currently operating on site.
"With a portfolio of high-margin, high-growth assets and exposure to a commodity essential for the future, our fundamentals are strong. We are focused on making 2025 a record year of copper production at Ero, investing in innovation and operational flexibility to improve margins, and advancing long-term value creation at Furnas."

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FIRST QUARTER REVIEW

The Caraíba Operations
•Copper production totaled 7,357 tonnes, reflecting lower planned mined and processed copper grades during the quarter. This resulted in an average C1 cash cost(*) of $2.22 per pound.
•The Company completed the mobilization of a second underground development contractor and achieved targeted mining rates at the Pilar Mine in March 2025, which are expected to be maintained through the rest of the year.
The Tucumã Operation
•Commissioning and ramp-up of the Tucumã Operation progressed during Q1 2025, with a 32% quarter-on-quarter increase in ore tonnes processed. More than half of the quarter's total throughput and production was achieved in March, following the completion of maintenance activities aimed at addressing bottlenecks identified in Q4 2024.
•The plant processed 294,314 tonnes during the quarter. Copper head grades and metallurgical recovery rates averaged 2.18% and 89.4%, respectively, resulting in production of 5,067 tonnes of copper in concentrate, after accounting for a build in work-in-progress inventory.
•In April 2025, the Company successfully completed repairs to and commissioning of the third tailings filter, with commercial production on track to be achieved in H1 2025.
•C1 cash costs for the Tucumã Operation will be reported following the achievement of commercial production.
The Xavantina Operations
•Quarterly gold production totaled 6,638 ounces, reflecting lower mined and processed grades despite an increase of 27.2% in tonnes mined and processed. As a result, C1 cash costs(*) and AISC(*) averaged $1,100 and $2,228 per ounce, respectively.
•While decreased production levels were anticipated, grades encountered within planned operational levels were slightly lower than expected. Additional ground support was also required in several newly developed higher-grade levels of the Santo Antônio vein, delaying mining activities within these areas and further impacting quarterly production.

(*) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING HIGHLIGHTS

	2025 - Q1	2024 - Q4	2024 - Q1
Copper (Caraíba Operations)
Ore Mined (tonnes)	696,239	713,980	788,332
Ore Processed (tonnes)	692,901	719,942	853,371
Grade (% Cu)	1.18	1.30	1.08
Recovery (%)	90.2	91.8	88.1
Cu Production (tonnes)	7,357	8,566	8,091
Cu Production (000 lbs)	16,219	18,883	17,838
Cu Sold in Concentrate (tonnes)	6,949	8,420	9,461
Cu Sold in Concentrate (000 lbs)	15,318	18,563	20,859
Cu C1 cash cost(1)(2)	$2.22	$1.85	$2.30

Copper (Tucumã Operation)
Ore Mined (tonnes)	328,291	1,065,108	—
Ore Processed (tonnes)	294,314	223,013	—
Grade (% Cu)	2.18	2.17	—
Recovery (%)	89.4	89.1	—
Cu Production (tonnes)	5,067	4,317	—
Cu Production (000 lbs)	11,171	9,516	—
Cu Sold in Concentrate (tonnes)	5,168	3,750	—
Cu Sold in Concentrate (000 lbs)	11,393	8,268	—

Gold (Xavantina Operations)
Ore Mined (tonnes)	33,228	26,119	37,834
Ore Processed (tonnes)	33,228	26,120	37,834
Grade (g / tonne)	6.87	11.18	16.38
Recovery (%)	90.8	92.8	91.5
Au Production (oz)	6,638	8,936	18,234
Au Sold (oz)	5,834	11,106	16,853
Au C1 cash cost(1)	$1,100	$744	$395
Au AISC(1)	$2,228	$1,691	$797

(1) EBITDA, adjusted EBITDA, adjusted net income (loss) attributable to owners of the Company, adjusted net income (loss) per share attributable to owners of the Company, net (cash) debt, working capital, copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost and gold AISC are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2) Copper C1 cash cost including foreign exchange hedges was $2.36 in Q1 2025 (Q1 2024 - $2.28).

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FINANCIAL HIGHLIGHTS
($ in millions, except per share amounts)

	2025 - Q1	2024 - Q4	2024 - Q1
Revenues	$125.1	$122.5	$105.8
Gross profit	55.5	52.4	31.2
EBITDA(1)	117.9	(31.4)	17.8
Adjusted EBITDA(1)	63.2	59.1	43.3
Cash flow from operations	65.4	60.8	17.2
Net income (loss)	80.6	(48.9)	(6.8)
Net income (loss) attributable to owners of the Company	80.2	(48.9)	(7.1)
Per share (basic)	0.77	(0.47)	(0.07)
Per share (diluted)	0.77	(0.47)	(0.07)
Adjusted net income attributable to owners of the Company(1)	35.8	17.4	16.8
Per share (basic)	0.35	0.17	0.16
Per share (diluted)	0.35	0.17	0.16

Cash, cash equivalents, and short-term investments	80.6	50.4	51.7
Working capital (deficit)(1)	10.2	(69.9)	(28.6)
Net debt(1)	561.8	551.8	415.1
(1) EBITDA, adjusted EBITDA, adjusted net income (loss) attributable to owners of the Company, adjusted net income (loss) per share attributable to owners of the Company, net (cash) debt, working capital, copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost and gold AISC are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2025 PRODUCTION AND COST GUIDANCE(*)

Consolidated copper production for 2025 is expected to increase sequentially each quarter, with full-year production projected to range between 75,000 and 85,000 tonnes. At the Tucumã Operation, production is anticipated to increase sequentially throughout the year, with higher mill throughput volumes expected to offset a gradual decline in processed copper grades. At the Caraíba Operations, the Company achieved targeted mining rates at the Pilar Mine in March 2025 and completed the mobilization of a second underground development contractor during the quarter. As a result, higher mined and processed tonnage is expected to be sustained for the remainder of the year.
At the Xavantina Operations, the Company is also reaffirming production guidance of 50,000 to 60,000 ounces with higher processed tonnage and improved gold grades projected to support increased gold production and lower unit operating costs through the balance of the year.

Consolidated Copper Production (tonnes)
Caraíba Operations	37,500 - 42,500
Tucumã Operation	37,500 - 42,500
Total Copper	75,000 - 85,000

Consolidated Copper C1 Cash Cost(1) Guidance
Caraíba Operations	$2.15 - $2.35
Tucumã Operation	$1.05 - $1.25
Consolidated Copper Operations	$1.55 - $1.80

The Xavantina Operations
Au Production (ounces)	50,000 - 60,000
Gold C1 Cash Cost(1) Guidance	$650 - $800
Gold AISC(1) Guidance	$1,400 - $1,600
Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within the MD&A.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2025 CAPITAL EXPENDITURE GUIDANCE(*)

Capital expenditure guidance remains unchanged at a range of $230 to $270 million, excluding capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.
Figures presented in the table below are in USD millions.

Caraíba Operations	$165 - $180
Tucumã Operation(1)	$30 - $40
Xavantina Operations	$25 - $35
Furnas Copper-Gold Project and Other Exploration	$10 - $15
Total	$230 - $270
Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in the MD&A for complete risk factors.
(1) Excludes capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Tuesday, May 6, 2025 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results. A results presentation will be available for download via the webcast link and in the Presentations section of the Company's website on the day of the conference call.

Date:	Tuesday, May 6, 2025
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:
Canada/USA Toll Free: 1-833-752-3380
International: +1-647-846-2821

Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue.

(https://dpregister.com/sreg/10197761/feb2f3e007)

Webcast:	To access the webcast, click here. (https://event.choruscall.com/mediaframe/webcast.html?webcastid=uEfitmx3)
Replay:	Canada/USA: 1-855-669-9658, International: +1-412-317-0088 For country-specific dial-in numbers, click here. (https://services.choruscall.com/ccforms/replay.html)
Replay Passcode:	4434787

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost, gold AISC, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three months ended March 31, 2025 which is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q1	2024 - Q4	2024 - Q1
Cost of production	$35,719	$33,685	$42,227
Add (less):
Transportation costs & other	1,322	1,149	1,252
Treatment, refining, and other	2,410	2,934	5,170
By-product credits	(4,699)	(5,163)	(2,440)
Incentive payments	(1,289)	1,127	(1,199)
Net change in inventory	2,659	927	(3,893)
Foreign exchange translation and other	(147)	168	(7)
C1 cash costs(1)	35,975	34,827	41,110
(Gain) loss on foreign exchange hedges	2,216	4,166	(276)
C1 cash costs including foreign exchange hedges	$38,191	$38,993	$40,834

Mining	$25,796	$24,906	$25,256
Processing	6,352	6,580	7,177
Indirect	6,116	5,570	5,947
Production costs	38,264	37,056	38,380
By-product credits	(4,699)	(5,163)	(2,440)
Treatment, refining and other	2,410	2,934	5,170
C1 cash costs(1)	35,975	34,827	41,110
(Gain) loss on foreign exchange hedges	2,216	4,166	(276)
C1 cash costs including foreign exchange hedges	$38,191	$38,993	$40,834

(1) Copper C1 cash costs for 2025 and 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of March 31, 2025.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2024 - Q4	2024 - Q3	2023 - Q4
Costs per pound
Total copper produced (lbs, 000)	16,219	18,883	17,838

Mining	$1.59	$1.32	$1.42
Processing	$0.39	$0.35	$0.40
Indirect	$0.38	$0.29	$0.33
By-product credits	$(0.29)	$(0.27)	$(0.14)
Treatment, refining and other	$0.15	$0.16	$0.29
Copper C1 cash costs(1)	$2.22	$1.85	$2.30
(Gain) loss on foreign exchange hedges	$0.14	$0.22	$(0.02)
Copper C1 cash costs including foreign exchange hedges	$2.36	$2.07	$2.28
(1)Copper C1 cash costs for 2025 and 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of March 31, 2025.

Gold C1 cash cost and gold AISC

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q1	2024 - Q4	2024 - Q1
Cost of production	$6,225	$9,000	$7,255
Add (less):
Incentive payments	(269)	(434)	(443)
Net change in inventory	1,339	(1,914)	264
By-product credits	(111)	(189)	(189)
Smelting and refining	35	62	90
Foreign exchange translation and other	82	125	232
C1 cash costs	$7,301	$6,650	$7,209
Site general and administrative	1,077	1,576	1,353
Accretion of mine closure and rehabilitation provision	141	78	92
Sustaining capital expenditure	3,909	4,597	3,254
Sustaining lease payments	2,021	1,681	2,122
Royalties and production taxes	338	526	510
AISC	$14,787	$15,108	$14,540

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2025 - Q1	2024 - Q4	2024 - Q1
Costs
Mining	$3,760	$3,325	$3,820
Processing	2,206	2,162	2,259
Indirect	1,411	1,290	1,229
Production costs	7,377	6,777	7,308
Smelting and refining costs	35	62	90
By-product credits	(111)	(189)	(189)
C1 cash costs	$7,301	$6,650	$7,209
Site general and administrative	1,077	1,576	1,353
Accretion of mine closure and rehabilitation provision	141	78	92
Sustaining capital expenditure	3,909	4,597	3,254
Sustaining leases	2,021	1,681	2,122
Royalties and production taxes	338	526	510
AISC	$14,787	$15,108	$14,540

Costs per ounce
Total gold produced (ounces)	6,638	8,936	18,234

Mining	$566	$372	$209
Processing	$332	$242	$124
Indirect	$213	$144	$67
Smelting and refining	$5	$7	$5
By-product credits	$(16)	$(21)	$(10)
Gold C1 cash cost	$1,100	$744	$395
Gold AISC	$2,228	$1,691	$797

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q1	2024 - Q4	2024 - Q1
Net Income (Loss)	$80,627	$(48,928)	$(6,830)
Adjustments:
Finance expense	4,723	3,851	4,634
Finance income	(838)	(690)	(1,468)
Income tax expense (recovery)	14,741	(5,862)	(1,853)
Amortization and depreciation	18,620	20,265	23,296
EBITDA	$117,873	$(31,364)	$17,779
Foreign exchange (gain) loss	(58,400)	92,804	18,996
Share based compensation	1,173	(7,496)	6,545
Change in rehabilitation and closure provision(1)	—	4,609	—
Write-down of exploration and evaluation asset	—	839	—
Unrealized loss (gain) on commodity derivatives	2,102	(250)	(64)
Xavantina Gold Stream transaction fees	458	—	—
Adjusted EBITDA	$63,206	$59,142	$43,256

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q1	2024 - Q4	2024 - Q1
Net income (loss) as reported attributable to the owners of the Company	$80,227	$(48,944)	$(7,141)
Adjustments:
Share based compensation	1,173	(7,496)	6,545
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(39,628)	66,971	11,257
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(16,739)	15,182	9,304
Change in rehabilitation and closure provision(1)	—	4,591	—
Write-down of exploration and evaluation asset	—	836	—
Unrealized loss (gain) on commodity derivatives	2,079	(243)	(64)
Xavantina Gold Stream transaction fees	458	—	—
Tax effect on the above adjustments	8,279	(13,459)	(3,128)
Adjusted net income attributable to owners of the Company	$35,849	$17,438	$16,773

Weighted average number of common shares
Basic	103,564,654	103,345,064	102,769,444
Diluted	103,904,737	103,877,690	103,242,437

Adjusted EPS
Basic	$0.35	$0.17	$0.16
Diluted	$0.35	$0.17	$0.16

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net Debt (Cash)

The following table provides a calculation of net debt (cash) based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2025	December 31, 2024	March 31, 2024
Current portion of loans and borrowings	$52,479	$45,893	$16,059
Long-term portion of loans and borrowings	589,860	556,296	450,743
Less:
Cash and cash equivalents	(80,573)	(50,402)	(51,692)
Short-term investments	—	—	—
Net debt (cash)	$561,766	$551,787	$415,110

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2025	December 31, 2024	March 31, 2024
Current assets	$232,292	$141,790	$129,960
Less: Current liabilities	(222,048)	(211,706)	(158,565)
Working capital (deficit)	$10,244	$(69,916)	$(28,605)

Cash and cash equivalents	80,573	50,402	51,692
Available undrawn revolving credit facilities(1)	35,000	15,000	105,000
Available undrawn prepayment facilities(2)	$—	$25,000	$—
Available liquidity	$115,573	$90,402	$156,692

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.
(2) In March 2025, the Company exercised its option to increase the size of its copper prepayment facility from $50.0 million to $75.0 million.

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold and silver mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, Executive Vice President, External Affairs and Strategy
(604) 335-7504
info@erocopper.com

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected development and mining rates, production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Operation and the Xavantina Operations; estimated timing for certain milestones, including the achievement of commercial production at the Tucumã Operation in H1 2025; expectations related to exploration activities at the Furnas Project; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s Annual Information Form for the year ended December 31, 2023 (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

17	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada